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                            January 6, 2022

       Tyler Reeder
       President and Chief Executive Officer
       ECP Environmental Growth Opportunities Corp.
       40 Beechwood Road
       Summit, New Jersey 07901

                                                        Re: ECP Environmental
Growth Opportunities Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed December 27,
2021
                                                            File No. 333-259335

       Dear Mr. Reeder:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 13, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-4 filed December 27, 2021

       The U.S. federal income tax treatment of the Merger, page 92

   1. We note your response to prior comment 5 and the cross-reference in the last sentence of this risk factor.
Please revise to disclose why qualification of the merger as a reorganization is
uncertain.
       Executive Compensation, page 164

   2. Please update your compensation disclosure for the year ended December 31, 2021.
 Tyler Reeder
FirstName  LastNameTyler
ECP Environmental GrowthReeder
                         Opportunities Corp.
Comapany
January    NameECP Environmental Growth Opportunities Corp.
        6, 2022
January
Page 2 6, 2022 Page 2
FirstName LastName
Executive Officer and Director Compensation of Fast Radius, page 227

3. Please update your executive compensation disclosure for the year ended December 31,
         2021. Also, update your director compensation disclosure for the year ended December
         31, 2021.
        You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or
Anne
McConnell, Senior Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at
202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Ryan J. Maierson